

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>Via E-mail</u>
Kenneth H. Hannah
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

      Re: J. C. Penney Company, Inc.
            Form 10-K for Fiscal Year Ended February 2, 2013
            Filed March 20, 2013
            File No. 1-15274

Dear Mr. Hannah:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jason Niethamer   for

                        William H. Thompson
                        Accounting Branch Chief

cc: Mark Sweeney, Controller
       Salil Virkar, Assistant General Counsel